Intellipharmaceutics Announces First Quarter 2010 Results

TORONTO, April 13, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted novel oral solid drugs, today reported the results of operations for the three month period ended February 28, 2010. All comparative information is that of the predecessor company Intellipharmaceutics Ltd. ("IPC Ltd"). All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the three month period ended February 28, 2010 was $1.4 million, or $0.13 per common share, compared with a loss of $0.6 million, or $0.06 per common share for the three month period ended March 31, 2009. The increased period-over-period loss is mainly due to increases in both research and development expenses and increases in selling, general and administrative expenses.

The Company increased research and development expenditures as a result of a stronger financial position during the three month period ended February 28, 2010 in comparison to the three month period ended March 31, 2009. This stronger financial position is allowing Intellipharmaceutics to pursue its strategy of advancing its products from the formulation stage through product development, regulatory approval and manufacturing before out-licensing marketing and sales rights to established organizations.

The increase in selling, general and administrative expenses is due to an increase in expenses related to legal fees, wages, and marketing cost and due to certain expenditures which were not incurred in the comparable period as Intellipharmaceutics was not a publicly traded company during that time.

At February 28, 2010, Intellipharmaceutics' cash totaled $5.0 million, compared with $8.0 million at November 30, 2009. The decrease is a result of cash used in operating activities, the payment of C$0.7 million in costs associated with the October 22, 2009 Plan of Arrangement and Merger Transaction and the repayment of C$0.8 million, representing a partial amount due to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, for cash advances made by them to the Company as a shareholder loan. Interest payable on this loan that had been accrued in the amount of C$0.1million was also paid during the first quarter. Subsequent to quarter end, the Company received C$0.9 million in research & development tax credits. The Company expects to receive an additional C$1.1 million during the second half of fiscal 2010 comprised of other research & development tax credits.

Intellipharmaceutics anticipates its base cash operating burn, excluding any potential proceeds from partnering initiatives, will be approximately C$5.1 million during the remainder of fiscal 2010. Depending on the progress of these partnering initiatives, the Company may elect to increase or reduce expenses associated with its current development plan.

In addition, the Company expects to make payments in relation to C$0.1 million for costs associated with the October 22, 2009 Plan of Arrangement and Merger Transaction and may make payments on related party payables during the second half of 2010 up to the amount of $0.5 million. As at February 28, 2010, the Company had an outstanding promissory note payable to Dr. Isa Odidi and Dr. Amina Odidi in the amount of $1.5 million. Repayments of the related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received, proceeds from the issuance of securities, or scientific tax credits received in cash.

Corporate Update

  The appointment of Graham Neil, CA, as Chief Financial Officer and Vice-President, Finance was announced on February 12, 2010. Mr. Neil is a Chartered Accountant with over 10 years of public company and healthcare industry experience. Most recently Mr. Neil served as CFO for a NASDAQ- and TSX-listed development-stage company. Prior to his public company experience, Mr. Neil served with KPMG.

  On March 11, 2010 Intellipharmaceutics announced that Novartis Pharmaceuticals Corporation and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Elan Pharma International Ltd. has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of Intellipharmaceutics International Inc., and its licensee Par Pharmaceutical, Inc. over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride). The terms of the settlements are confidential and remain subject to regulatory and court approval.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection. Several of these products are partnered.

Intellipharmaceutics' lead generic product under development is Dexmethylphenidate XR (dexmethylphenidate hydrochloride), a generic version of Focalin XR®, which is an extended-release capsule for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Intellipharmaceutics' lead non-generic product under development is Rexista™, an abuse- and alcohol-resistant controlled-release oral oxycodone formulation for the relief of pain. Rexista™ is a unique dosage form designed to be resistant to the well-documented abuses associated with currently marketed oxycodone products such as abuse of these drugs by nasal inhalation when crushed or powdered and by injection when combined with solvents. Rexista™ is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs. In 2008, oxycodone had U.S. sales of approximately U.S. $2 billion.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for the three month period ended February 28, 2010, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
as at February 28, 2010 and November 30, 2009
(Stated in U.S. dollars)

	February 28,	November 30,
	2010	2009
	$	$
Assets
Current
Cash	5,048,100	8,014,492
Accounts receivable	1,048	5,427
Investment tax credits	1,894,967	1,840,044
Prepaid expenses and sundry assets	130,567	175,248
	7,074,682	10,035,211

Property and equipment, net	1,006,392	1,046,121
	8,081,074	11,081,332

Liabilities
Current
Accounts payable	511,268	1,323,368
Accrued liabilities	443,715	540,604
Employee cost payable	639,673	501,114
Current portion of capital lease obligations	33,875	35,595
Due to related parties	1,526,463	2,360,181
	3,154,994	4,760,862

Warrant liability	205,084	226,268
Capital lease obligations	6,436	12,862
Deferred revenue	1,448,299	1,449,326
	4,814,813	6,449,318

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,057 common shares	16,969	16,969
(November 30, 2009 - 10,907,057 common shares)
Additional paid-in capital	18,317,794	18,263,340
Accumulated other comprehensive loss	(334,498)	(341,844)
Deficit	(14,734,004)	(13,306,451)
	3,266,261	4,632,014

	8,081,074	11,081,332

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations
and comprehensive loss for the three month periods ended

(Stated in U.S. dollars)
	February 28,	March 31,
	2010	2009
	$	$

Revenue
Research and development	2,597	224,372
	2,597	224,372

Expenses
Cost of revenue	--	27,119
Research and development	699,658	406,790
Selling, general and administrative	704,029	119,887
Depreciation	54,985	97,710
	1,458,672	651,506

Loss before the undernoted	(1,456,075)	(427,134)
Fair value adjustment of warrant liability	21,865	--
Net foreign exchange gain (loss)	28,363	(132,476)
Interest income	3,633	1,291
Interest expense	(25,339)	(14,692)
Loss	(1,427,553)	(573,011)
Other comprehensive (loss) income
Foreign exchange translation adjustment	7,346	108,506
Comprehensive loss	(1,420,207)	(464,505)

Loss per common share, basic and diluted	(0.13)	(0.06)

Weighted average number of common shares outstanding, basic and diluted	10,907,057	9,327,716

CONTACT:

Intellipharmaceutics International Inc.
Glenn Neumann, Director of Investor Relations
416-798-3001 x123
investors@intellipharmaceutics.com